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                                                                       EXHIBIT 3

January 8, 1996
GIANT GROUP, LTD.
(NYSE - GPO)
Beverly Hills, California


         GIANT GROUP, LTD. supplemented its announcement of the Shareholder Rights Plan announced on January 4, 1996 to expand upon the description of certain technical aspects of the Plan.

         If from and after January 4, 1996, any person does become the beneficial owner of 15% or more of the Company's Common Stock (subject to certain exceptions), the other stockholders will be able to exercise the Rights and buy Common Stock of the Company having twice the value of the exercise price of the Rights. The Company may, at its option, substitute fractional interests of a share of Preferred Stock for each share of Common Stock to be issued upon exercise of the Rights. Additionally, if the Company is involved in certain mergers where its shares are exchanged or certain major sales of its assets occur, stockholders will be able to purchase for the exercise price shares of stock of the acquiring person having twice the value of the exercise price of the Rights.

         The Company will be entitled to redeem the Rights at a price of $.01 per Right at any time until a person has become the beneficial owner of 15% or more of the Common Stock of the Company (subject to certain exceptions).

For further information contact:

Terry Christensen
(310) 553-3000